June 28, 2007

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John M. Ganley, Esq., Senior Counsel

Re:	Plainfield Direct Inc.

Form 10 Filed on May 1, 2007

SEC File No. 000-52487

Withdrawal Request

Dear Mr. Ganley:

Plainfield Direct Inc. hereby requests withdrawal, effective immediately, of its Registration Statement on Form 10 (SEC File No. 000-52487), which was originally filed with the Securities and Exchange Commission on May 1, 2007.

Please contact Maria Gattuso at Willkie Farr & Gallagher LLP, counsel to the Registrant, at (212) 728-8294 with any questions.

Very truly yours,

Plainfield Direct Inc.

By:	/s/ Karen Dykstra
Name:	Karen Dykstra
Title:	Chief Operating Officer and
Chief Financial Officer

cc: Maria Gattuso, Willkie Farr & Gallagher LLP